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SEC 02021798 COMMISSION
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SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2002
WASH, D.C.
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46549

CW

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DFG Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 East 88th Street, 2D
(No. and Street)

New York	New York	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Schwalb **(212) 426-1700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 12 2002
P THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

OATH OR AFFIRMATION

I, Leonard Schwalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DFG Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHUI S. WONG
Notary Public, State Of New York
No. 01WO6070106
Qualified In Queens County
Commission Expires Feb. 19, 2006

Leonard Schwalb
Signature

Chief Financial Officer
Title

Shui S. Wong
Notary Public

Subscribe and sworn to before me this 27th day of March 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (r) Statement Regarding Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFG Corporation

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors of
DFG Corporation

We have audited the accompanying statement of financial condition of DFG Corporation (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of DFG Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 6, 2002

DFG Corporation

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	463,235
Receivable from brokers		3,324,552
Investments owned:		
Marketable, at market value		1,907,418
Not readily marketable, at fair value		2,777,307
Receivable from parent (Note 2)		8,849,227
Other assets		1,163,135
Total assets	$	18,484,874
Liabilities and stockholder's equity		
Payable to brokers	$	4,560
Accounts payable and accrued expenses		60,223
Total liabilities		64,783
Total stockholder's equity		18,420,091
Total liabilities and stockholder's equity	$	18,484,874

See accompanying notes.

DFG Corporation

Notes to Statement of Financial Condition

December 31, 2001

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

DFG Corporation (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is ultimately a wholly-owned subsidiary of Delphi Financial Group ("Parent").

Investment transactions are recorded in the statement of financial condition on a trade date basis.

Valuation of Investments

Investments owned are stated at market or fair value. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its statement of financial condition are reasonable and prudent, however, actual results could differ from these estimates.

2. Income Taxes

The Company is included in a consolidated U.S. Federal Income tax return of its Parent. Pursuant to a tax sharing agreement, the Company's Federal income tax provision is computed based on the Company filing its tax return on a separate company basis. State and local taxes are computed on a separate company basis.

At December 31, 2001, the Company had federal taxes receivable (consisting of current and deferred) of $8,849,227, which is recorded as receivable from the Parent in the statement of financial condition.

3. Investments Owned

Investments owned, at market or fair value at December 31, 2001 are:

	Investments Owned
Common and preferred stock	$ 827,308
Corporate debt	1,080,110
Total marketable	1,907,418
Not readily marketable	2,777,307
	$ 4,684,725

Not readily marketable securities are mostly equity and corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

4. Receivable from or Payable to Brokers

Security transactions of the Company are cleared by major securities firms, which are primarily based in the New York Metropolitan area. At December 31, 2001, the majority of receivable from and payable to brokers, and investments owned are positions with and amounts due from/to these brokers.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had excess net capital of $ 5,175,782 after giving effect to a net capital requirement of $ 100,000.

6. Subsequent Events

Subsequent to December 31, 2001, the Company returned capital to the Parent in the amount of $3,000,000.

Statement of Financial Condition

DFG Corporation

December 31, 2001

with Report of Independent Auditors